December 15, 2011
BY EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:    The Medicines Company
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 9, 2011
File Number: 000-31191

Ladies and Gentlemen:
Enclosed please find our response to the comment regarding the above referenced filing received by telephone on December 1, 2011 from the staff of the Securities and Exchange Commission (the “Commission”) to Paul Antinori, Senior Vice President and General Counsel of The Medicines Company (“we” or “our”).
The response set forth below is keyed to your comment, which is in bold. Our response is in regular type. We hope this is helpful to you in reviewing this response letter.

1.
Please refer to our prior comment 1.  We note that your allowance for accounts receivable, inclusive of chargebacks, has been relatively consistent from December 31, 2010 to September 30, 2011, $15.5 million to $15.8 million.  Please tell us why this is the case when accounts receivable increased approximately 56% over the same period.

Response:

Our allowance for accounts receivable, inclusive of chargebacks, has been relatively consistent from December 31, 2010 to September 30, 2011 even though accounts receivable have increased during such period. Such increase is primarily due to an extension of payment terms from our sole U.S. distributor, Integrated Commercialization Solutions, Inc. (“ICS”), from 30 days to 45 days, which can be further extended to 49 days if ICS pays by wire transfer. We do not believe that this impacts our determination of the allowance for accounts receivable since we continuously monitor the creditworthiness of both ICS and its parent corporation, AmerisourceBergen Corporation, a Fortune 50 company, and based on our analysis, we deem ICS accounts as fully collectible.

Mr. Jim B. Rosenberg
December 15, 2011

From December 31, 2010 to September 30, 2011, based on our analysis, there has been no change in the creditworthiness or ability to pay of either ICS or its parent corporation company. As a result, our allowance for accounts receivable has not been affected by the increase of accounts receivable from December 31, 2010 to September 30, 2011 due to the extension of payment terms with ICS.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (973) 290-6000.

Sincerely,

/s/ Paul M. Antinori
Paul M. Antinori
Senior Vice President and General Counsel

cc:	Stephen M. Rodin, Esq.
Stuart M. Falber, Esq.